Exhibit 99.1

Brenmiller Energy Ltd. Regains Compliance with Nasdaq Minimum Closing Bid Price Rule

ROSH HA’AYIN, Israel, January 16, 2025 (GLOBE NEWSWIRE) --  Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility customers, announced today that it has received a written notice from The Nasdaq Stock Market LLC ("Nasdaq") that the Company has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities, including the Company's ordinary shares, to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company's ordinary shares on Nasdaq was at $1.00 per share or greater for the 10 consecutive business days prior to the date of the notice. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the prior bid price deficiency matter now closed.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ ZERO thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the company on X and LinkedIn.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com